09/24/2002 13:37 FAX 8721001 AKIN GUMP NY 002

FROM : TV-AZTECA FAX SYSTEM PHONE NO. : 30995775 Sep. 24 2002 11:49AM P2

02057502

PE
9/24/02

RECD S.E.C.
SEP 2 4 2002
1086

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

TV Azteca, S.A. de C.V.
(Exact name of registrant)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
SEP 2 5 2002
THOMSON
FINANCIAL

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: September 24, 2002

By: ______________________
Name: Othón Frias
Title: Attorney-in-Fact

011838.0000 NEW YORK 222303 v1

TV AZTECA

AZTECA AMERICA NETWORK ADDS FIVE NEW AFFILIATES AND REACHES 35% OF THE U.S. HISPANIC MARKET

FOR IMMEDIATE RELEASE

Mexico City, September 23, 2002—TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that Azteca America Network, the company's wholly owned broadcasting network focused on the U.S. Hispanic market, has added five new affiliates in five markets, with no associated equity investment from TV Azteca.

Residents of Albuquerque, New Mexico; Austin, Texas; Wichita, Kansas; as well as Palm Springs and Santa Barbara, California, will have access to some of the Hispanic World's finest programming and production initiatives with the launch of Azteca America affiliates KQDF Channel 25 in Albuquerque, KADF Channel 20 in Austin, KSMI Channel 51 in Wichita, KYAV Channel 12 in Palm Springs, and KSBT Channel 32 in Santa Barbara. These five new Azteca America affiliates increase the network's coverage to 35% of U.S. Hispanics and 13 markets nationwide.

"Expanding Azteca America's distribution based on the success of our programming, continues to be a strategic priority," said Luis J. Echarte, Azteca America Network's President and Chief Executive Officer. "Our company is committed to providing content that spans a variety of entertainment categories, and we are thrilled that the addition of these affiliates will increase the options offered to residents in these important market areas."

The new affiliates add to Azteca America Network's existing markets, including Los Angeles, San-Francisco-Oakland-San Jose, Sacramento-Stockton-Modesto, Reno, Houston, Salt-Lake City, Orlando and Las Vegas.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV

Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel
5255 3099 9167
jrangelk@tvazteca.com.mx

Rolando Villarreal
5255 3099 0041
rvillarreal@tvazteca.com.mx

Media Relations:

Tristán Canales
5255 3099 5786
tcanales@tvazteca.com.mx

TV AZTECA

UNEFON FILES LAWSUIT AGAINST NORTEL FOR US$900 MILLION

—TV Azteca Temporarily Postpones Unefon Spin off to Give Unefon Time to Resolve Disagreements with Nortel—

— TV Azteca Stops Financial Support to Unefon—

FOR IMMEDIATE RELEASE

Mexico City, September 17, 2002—TV Azteca, S.A. de C.V. (NYSE:TZA; BMV:TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that Unefon, S.A. de C.V. (BMV:UNEFON), a Mexican mobile telephony operator 46.5% owned by the company, filed a lawsuit against Nortel Networks Limited, Unefon's major equipment supplier and lender, for US$900 million.

As a consequence of the dispute, TV Azteca will postpone the spin off of the company's investment in Unefon to allow Unefon time to resolve its disagreements with Nortel. TV Azteca previously announced that its board of directors has approved the spin off of the company's investment in Unefon, as a distribution of Unefon shares to TV Azteca shareholders before year-end.

Unefon has been seeking to restructure its debt and to negotiate a procurement agreement with Nortel since the first quarter of 2002. As part of this intention, last August, Unefon announced that it did not make a US$6 million interest payment to Nortel.

Nortel responded with a notice of default to Unefon, and warned that a spin off would be interpreted as a change in the firm's control, equivalent to an additional default. Further, Nortel decided to accelerate Unefon's indebtedness to Nortel, which could result in a foreclosure of the guarantees of the loan, comprised of Unefon's assets and concessions.

On September 9, Unefon filed a lawsuit for US$900 million against Nortel alleging that Nortel has failed in its obligation to syndicate portions of Unefon's indebtedness, which would have triggered availability to Unefon of additional financing under its agreement with Nortel. The suit alleges that Nortel's failure to "apply its best efforts" to syndicate the indebtedness "in a diligent and timely manner" has resulted in lost profits, a diminution in equity value, and has caused Unefon to default as a consequence of Nortel's initial alleged default.

"Had Unefon been able to make use of the entire US$618 million credit facility as originally agreed with Nortel, Unefon would certainly be in a different business position," said Pedro Padilla, TV Azteca's Chief Executive Officer. "We believe Unefon's current financial situation is a direct consequence of the lack of financing, and that its claims against Nortel have merit."

"Therefore, we are pushing back our original schedule to give Unefon the opportunity to resolve its negotiations or legal case with Nortel. We would prefer not to negatively impact Unefon by granting a distribution of shares in a manner that could result in a broader legal dispute with its main supplier and lender," added Mr. Padilla.

TV Azteca noted that it intends to submit the spin off for approval by its shareholders in the future in the same manner approved by its board of directors.

The company stated that, effective today, TV Azteca stops its US$80 million financing support granted on behalf of Unefon in July 2001. As of August 30, Unefon had used US$48 million of the guarantee. TV Azteca will not allow Unefon to access the remaining US$32 million of the facility until satisfactory resolution of the dispute.

TV Azteca will continue to be subject to its commitment regarding a US$35 million support to cover possible funding gaps through December 2002, as agreed in year 2000 by TV Azteca and Moisés Saba. TV Azteca has not received any demand for payment from Unefon under this commitment.

TV Azteca noted it does not have any direct obligations with Nortel.

TV Azteca will conduct a conference call to further discuss details on these issues on September 18, at 12:00 noon Eastern Time. Participants in the US may dial: 1-800-233-2795, and in the rest of the world: 785-832-1077. Access Code: Azteca. You may also access the conference call through the following link:
http://www.firstcallevents.com/service/ajwz365541176gf12.html

Even though TV Azteca believes the lawsuit of Unefon has merit, it cannot give assurances that Unefon will win it, and in the event of winning it, it cannot give assurances that the courts will grant a judgment in the amount requested.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel
5255 3099 9167
jrangelk@tvazteca.com.mx

Rolando Villarreal
5255 3099 0041
rvillarreal@tvazteca.com.mx

Media Relations:

Tristán Canales
5255 3099 5786
tcanales@tvazteca.com.mx